September 14, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-3561

Attn:	H. Roger Schwall, Assistant Director

Re:	Resolute Energy Corporation
Registration Statement on Form S-4
Filed August 6, 2009
File No. 333-161076
Dear Mr. Schwall:
On behalf of Resolute Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-161076, filed on August 6, 2009 and as amended on August 31, 2009, September 8, 2009 and September 9, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated September 11, 2009 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment. In our responses, we refer you to our earlier letter dated September 11, 2009 and submitted to the Staff in response to the Staff’s comments given by teleconferences (such letter, the “Prior Letter”).
General
1.	Comment. For purposes of clarity, some of these comments repeat comments that the staff already conveyed to counsel yesterday. There were several other comments conveyed by telephone yesterday and to which you have already responded.

Response. The Company acknowledges the Staff’s comment and believes it has responded to the Staff in respect of the other comments and made related changes to all affected disclosures in the Amendment.

2.	Comment. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

Response. The Company acknowledges the Staff’s comment and has made all related changes to all affected disclosures in the Amendment.

September 14, 2009
Securities and Exchange Commission
3.	Comment. We note that you will now hold the meeting on September 24, 2009. We also direct you to comment 6 of this letter, regarding possible internet and telephone voting mechanisms. With a view to disclosure, please advise us of the minimum amount of time you anticipate giving security holders to consider delivered materials before the meeting date and why you believe this affords security holders a sufficient period of time to make a reasonably informed investment decision. In responding to this comment, please also address the fact that security holders will need sufficient time to return their proxies by mail if a more instantaneous means of voting such as casting votes by toll free number and / or via the intranet is not available.

Response. As indicated in Response 2 of our Prior Letter, if the Registration Statement were declared effective Friday, September 11, 2009, we anticipate printing proxy materials over the weekend and mailing such materials on Monday via overnight delivery for receipt on Tuesday morning. This would allow stockholders and warrantholders 9 calendar days to review the materials before the meeting on Thursday, September 24. If, on the other hand, the Registration Statement is not declared effective until Monday, September 14, 2009, the earliest that we anticipate being able to mail the proxy materials (assuming up to 39 hours of printing and mail preparation time) would be Wednesday with overnight delivery scheduled for Thursday morning. This would allow stockholders and warrantholders 7 calendar days to review the materials before the meetings on Thursday, September 24. We believe that this timeframe would give stockholders and warrantholders sufficient time to review the proxy materials because such securityholders would be given at least 1 week to review the materials and determine how they wish to vote. We understand that securityholders will need sufficient time to return their proxies by mail if telephone or internet voting is not available through their bank or broker and we stress that since HACI must have a majority of the outstanding shares and warrants vote in favor of the proposed transactions, HACI is highly incentivized to ensure that stockholders and warrantholders are afforded an opportunity to vote. In addition, we note in our response to Staff’s Comment 5 below that 99% of the beneficial owners will be able to vote via the internet or telephone through Broadridge’s services.

4.	Comment. Explain how you intend to provide the materials to those being asked to vote. Also, tell us:
•	your current timetable for printing and delivering the materials;
•	when paper copies of the materials will be delivered to and received by those being asked to vote;
•	when security holders will have to return proxies to assure that their votes are counted; and,
•	what steps you will take to accelerate the process so that those voting will receive the materials by an earlier date.
Response. We believe we have fully responded to the Staff’s comment in the response to Staff’s Comment 3 and Response 2 of our Prior Letter. To accelerate the printing and delivery process, we will use overnight delivery via Federal Express rather than delivery by regular mail. In addition, we note that we disclose in the Registration Statement at pages 13 and 80 of the

September 14, 2009
Securities and Exchange Commission
Amendment that proxies must be returned prior to the meeting. However, in response to the Staff’s comment, we have added additional disclosure at pages 12 and 80 of the Amendment to highlight the date and time upon which proxies must be received.

5.	Comment. We refer you to prior comment 10. If there are material changes which occur after you mail the materials, it would be helpful if you provide on the cover page, the proxy card, and appropriate places throughout the document (including page 12) the opportunity for those casting votes to do so by toll free number and/or via the internet. Make clear that those voting will have the opportunity to timely respond in the event of possible material changes. If, as counsel suggested during yesterday’s telephone conference, you know that there are procedures to make such voting accessible to non-record holders, please describe these procedures in necessary detail. At a minimum, disclose whether the “banks and brokers” to which you refer have confirmed to you that such procedures will be available for this purpose.

Response. As stated in Response 5 of our Prior Letter, record holders will only be permitted to vote by proxy via mail. Therefore, the proxy card should not contain telephone or internet voting instructions. We have confirmed that a large portion (in excess of 99%) of the beneficial holders will be provided voting instructions through Broadridge, and such instructions will include telephone and internet voting instructions. We cannot include such instructions in the Amendment since Broadridge’s voting instructions will not apply to all stockholders. However, these instructions will be provided in the voter information form provided by Broadridge to beneficial holders holding shares and warrants in street name.

6.	Comment. We note the last sentence of the new text you added in response to prior comment 10. Security holders must be provided with a means to change their vote rather than simply “confirm that they are aware of the supplemental disclosure.”

Response. We believe we have fully responded to the Staff’s comment in Response 6 of our Prior Letter.

7.	Comment. Specify a date after which any material changes, including the waiver of material conditions, would result in a change to the scheduled meeting date to provide those who have voted or will vote time to process the new information and vote again if they so desire.

Response. In response to the Staff’s comment, we have revised pages 20, 70 and 135 of the Amendment to include the date after which any material changes would require adjournment of the meetings to provide those who have voted or will vote time to process the new information and change their vote if they so desire.

8.	Comment. Please reference prior comment 6. We note that you have not changed the tables to include a tabular entry for Mr. Hicks. At a minimum, move forward footnote 38 so that it appears no later than footnote 5.

Response. We believe that we have fully responded to the Staff’s comment in Response 9 of our Prior Letter.

September 14, 2009
Securities and Exchange Commission
Certain Other Interests in the Acquisition, page 24
9.	Comment. Counsel explained to us yesterday that you added the last paragraph of this section to provide for the possible purchase of shares via stock purchase contracts that would be entered into prior to, but satisfied after, consummation of the acquisition. Expand your disclosure to discuss in greater detail how and why these contracts may be entered into, as well as specifying how and when you plan to notify those who will be voting. For example, disclose whether you intend to amend the registration statement and provide all those voting with a prospectus supplement, file a press release and the contracts as exhibits to a Form 8-K, or use some other means for this purpose.

Response. In response to the Staff’s comment, we have revised the disclosure on pages 25-26 and 123-125 to explain how and why HACI will enter into such agreements. In particular the disclosure clarifies that HACI will file a Form 8-K that will include such contracts and provide information regarding arrangements that have been entered into in order to notify those who will be voting.

10.	Comment. Clarify that such contracts may have the effect of reducing the chances that the 30% conversion threshold is reached and enhancing the likelihood that the proposed acquisition is ultimately consummated. Provide corresponding disclosure elsewhere where you discuss the potential conflicts, as appropriate.

Response. In response to the Staff’s comment, we have revised the disclosure on pages 25-26 and 123-125 of the Amendment to clarify that such purchases would have the effect of reducing the likelihood the 30% conversion threshold would be reached. Additionally, we have added a bullet point to pages 23 and 114 of the Amendment stating HACI’s intent to initiate such purchases with an appropriate cross reference to the section entitled “The Acquisition- Actions That May Be Taken to Secure Approval of HACI Stockholders.”

11.	Comment. Similarly, it appears that such contracts may cause changes to the beneficial ownership disclosure that appears in the Form S-4 for Mr. Hicks and others. Please advise how you propose to update this disclosure if any such material contracts are entered into prior to the meeting date.

Response. We acknowledge the Staff’s comment and in accordance therewith, we have revised the disclosure on pages 26,124 and 246 of the Amendment to undertake to file on Form 8-K any changes to such beneficial ownership holdings resulting from any purchase agreements entered into to secure approval of the Acquisition by HACI stockholders.

12.	Comment. With regard to these purchases, as well as the purchases you reference under “Actions That May Be Taken,” please provide us with a supplemental discussion of the extent to which such purchases might be viewed as occurring in the course of a distribution by the company, and how they will be made in compliance with the applicable rules and regulations of the Commission, including but not limited to, Regulation M, Rule 13e-4, Regulation 14D and Regulation 14E (including Rule 14e-5) under the Exchange Act.

September 14, 2009
Securities and Exchange Commission
Response. The Company notes the Staff’s comment and responds as below:
•	Any purchases will be conducted in accordance with the restrictions of Regulation M. The “covered securities” for purposes of Regulation M are the securities of Resolute Energy Corporation, the registrant. The securities that would be the subject of the purchases would be securities issued by Hicks Acquisition Company I, Inc. (“HACI”) Thus, HACI does not believe any such contemplated acquisitions would run afoul of the applicable restrictions of Regulation M. In addition, HACI notes that clause (3) of the definition of Restricted Period states in a distribution involving a merger, such period begins on the date proxy solicitation materials are first disseminated to security holders and ending upon the completion of such distribution. In this case, the Restricted Period is inapplicable since the Acquisition has already been approved by the holders of the covered securities of Resolute Energy Corporation.
•	HACI notes that Rule 13e-4, Regulation 14D, Regulation 14E and Rule 14e-5 provide restrictions applicable to tender offers. HACI notes that “tender offer” is neither defined by statute nor Securities and Exchange Commission regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985), such eight factors being: (i) active and widespread solicitation of public shareholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.
HACI further notes that the above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of § 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of § 14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer.
HACI believes that any purchases of HACI’s common stock conducted by the sponsor, officers and directors from stockholders who have elected to convert their shares should not constitute a “tender offer” since any such purchases would either be open market purchases or may be made in privately negotiated transactions with highly sophisticated stockholders.

September 14, 2009
Securities and Exchange Commission
The Company does not contemplate that the sponsor, officers and directors would make any offer to converting stockholders as a group. However, in the event particular facts that arise lead the relevant purchasers to conclude that the tender offer rules would be applicable, the Company contemplates that such prospective purchasers would comply with applicable laws concerning tender offers, including, without limitation, Rule 13e-4, Regulation 14D and Regulation 14E.
Furthermore, the contemplated purchases fail to meet the two most important factors in the Wellman test of premium paid and coercion. In particular, the purchases do not offer selling stockholders a premium for their shares of HACI common stock. In addition, in actual fact, all purchases would be at a price equal to conversion price the sellers would otherwise be entitled to receive. The purchases do not create pressure on stockholders to sell and are not designed to be, and are not, in any way coercive in any manner. HACI stockholders are legally entitled to receive the trust value per share whether or not the transaction is approved.
Actions That May Be Taken, page 24
13.	Comment. With regard to the potential purchases you reference here and in the last paragraph under “Certain Other Interests in the Acquisition,” please provide a representation that all such purchases will be made in compliance with the federal securities laws.

Response. In response to the Staff’s comment, we have added a representation that all purchases will be made in compliance with federal securities laws on pages 24 and 115 of the Amendment.

     The Registration Statement has been further amended to reflect responses to the oral comments received from the Staff by telephonic conference between Mr. Schwall, Ms. McNeil, Mr. Levenberg and Mr. Deeken on September 12, 2009 relating to the Registration Statement. For your convenience the responses below are presented in the numerical order in which the oral comments were telephonically given.

1.	Response. In response to the Staff’s comment, we have revised the disclosure on pages 12, 13 and 80 of the Amendment to state that HACI has confirmed that approximately 99% of the street name holders will have access to telephone and Internet voting and that such access will continue until 11:59 P.M. Eastern Daylight time on the day before the special meetings, after which time a street name holder must contact his bank, broker or nominee to vote or change his vote. We have inquired about the possibility of allowing telephone and Internet voting on the morning of the meetings but have been informed that telephone and Internet voting procedures must shut down at midnight prior to the meetings in order to generate voting reports the morning of the meetings. In addition, the cover page and the notices have been revised in accordance with such revised disclosures.

2.	Response. To ensure that Broadridge will mail the proxy materials to beneficial owners on the day that Broadridge receives such materials, we note the following actions have been taken. The offices of Morrow & Co., LLC, our proxy solicitor, are adjacent to Broadridge and Morrow has agreed to hand-deliver the proxy materials to Broadridge once it receives them from our printer. Morrow has been in contact with the Broadridge representative that will handle the mailing and has communicated our timeframe to him and Broadridge has verbally confirmed its intent to mail the proxy materials to its beneficial owners on the same day it receives such materials from Morrow. We note that Broadridge will be responsible for handling the mailing for approximately 99% of holders who own shares or warrants through a bank, broker or other nominee. Morrow will handle the remaining 1% and has committed to mail the proxy materials on the same day it receives them from our printer.

3.	Response. In response to the Staff’s comment, we have revised pages 25, 26 and 124 of the Amendment to disclose that (i) the purchasers of HACI shares have agreed to immediately notify Resolute of any such purchases and (ii) any arrangement entered into with a third party aggregator would require it to immediately notify Resolute of any such purchases. HACI will ensure all such agreements include these obligations.

4.	Response. In response to the Staff’s comment, we have revised pages 25, 26 and 124 of the Amendment to disclose that both HACI and Resolute will file an 8-K and issue a press release which would contain a description of such arrangements and purchases, including the (i) price of such purchase and (ii) a statement that such shares would be voted in favor of the Acquisition.

5.	Response. In response to the Staff’s comment, we have moved the sentence that begins “Any supplemental disclosure would state...” before the sentence that begins “Such supplemental disclosure would be issued...” on pages 20, 70 and 135 of the Amendment. Additionally, we have revised the disclosure on pages 20, 70 and 135 of the Amendment to state that HACI would adjourn the meeting if any material waiver was made on or after 11:59 P.M. Eastern Daylight time on September 21, 2009. We note the Staff’s comment that such cut-off time should be 10:00 A.M. Central Daylight time on September 22, 2009; however, we have elected an earlier cut-off time since Internet and telephone voting methods will expire at 11:59 P.M. Eastern Daylight time.

6.	Response. In response to the Staff’s comment we have added HACI’s telephone number to page 14 of the Amendment.

7.	Response. In response to the Staff’s comment we have corrected the typo on our response to the Staff’s Comment 10 above and deleted the word “not.”

8.	Response. With the exception of the addition of HACI’s stock performance graph on page 160, which was previously included in HACI’s Form 10-K for the fiscal year ended 2008 and is included herein for purposes of satisfying disclosure requirements for an annual meeting, we have made no other material revisions to the Amendment other than those revisions made in response to the Comment Letter and to the Staff’s oral comments given by telephonic conference on September 12, 2009.

September 14, 2009
Securities and Exchange Commission
If you have any questions with respect to the foregoing, please call the undersigned at (303) 534-4600 or Ronald R. Levine, II at (303) 892-9400.
Sincerely,
/s/ James M. Piccone
James M. Piccone
President and General Counsel